Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel (212) 259-8000 fax (212) 259-6333

March 19, 2012

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Illumina, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed March 7, 2012
File No. 1-35406

Dear Ms. Kim:

On behalf of our client, Illumina, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 8, 2012, to Frederick W. Kanner of Dewey & LeBoeuf LLP with respect to the filing referenced above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule 14A

Proposal 1: Election of Directors, page 13

Additional Information, page 13

1.	We note that the persons designated as proxies intend to vote the proxy card “FOR” the election of each of the four nominees above (including with respect to elections for any newly created directorships that may arise at the meeting) unless the stockholder indicates on the proxy that the vote should be withheld from any or all of these nominees. As discussed telephonically, please revise to specifically describe how you intend to use the proxies to elect your nominees under Proposal 1 to fill the two newly created directorships in Proposal 6. Please address whether you intend to apply the votes of only unmarked proxy cards or all proxy cards you receive in this manner. In addition, please advise us of your basis under Delaware state law for filling the two newly created directorships in this manner. Please revise to include similar disclosure under “Illumina’s Board of Directors’ Response to Roche’s Proposals 4, 5 and 6” and on the proxy card.

Dewey & LeBoeuf LLP is a New York limited liability partnership.

NEW YORK | LONDON | WASHINGTON, DC | ABU DHABI | ALBANY | ALMATY | BEIJING | BOSTON | BRUSSELS

CHICAGO | DOHA | DUBAI | FRANKFURT | HONG KONG | HOUSTON | JOHANNESBURG (PTY) LTD. | LOS ANGELES

MADRID | MILAN | MOSCOW | PARIS | RIYADH AFFILIATED OFFICE | ROME | SAN FRANCISCO | SILICON VALLEY | WARSAW

March 19, 2012

The Company has revised the proxy statement according to the Staff’s Comment 1 by removing the statement that the persons designated as proxies intend to vote “FOR” the election of the Company’s nominees with respect to elections for any newly created directorships that may arise at the meeting, unless the stockholder indicates that a vote should be withheld. Please see page 13 of the Company’s definitive proxy statement. As discussed during your teleconference with representatives of Dewey & LeBoeuf LLP on March 14, 2012, the white proxy holder shall vote “FOR” the election of the Company’s candidates named on Proposal 1, unless the stockholder indicates on the proxy that the vote should be withheld from any and or all nominees, with respect to only directorships existing prior to the 2012 Annual Meeting.

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We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions or if the Staff has further comment, please call Frederick W. Kanner (tel: 212-259-7300) or Eric Blanchard (tel: 212-259-6016) of Dewey & LeBoeuf LLP.

Sincerely,

/s/ Frederick W. Kanner
Frederick W. Kanner

cc:	Illumina, Inc.
Christian G. Cabou